

August 7, 2014

Via E-mail
Kevin B. Marsh
SCANA Corporation
100 SCANA Parkway
Cayce, SC 29033

> **Re:** **SCANA Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-08809**

Dear Mr. Marsh:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 8.  Financial Statements and Supplementary Data, page 48

Notes to Consolidated Financial Statements, page 55

Note 6.  Derivative Financial Instruments, page 70

Interest Rate Swaps, page 71

1. We note your disclosure that pursuant to regulatory orders issued in 2013, the SCPSC directed SCE&G to recognize $41.6 million and $8.5 million of realized gains (which had been deferred in regulatory liabilities) within other income, fully offsetting revenue reductions related to under-collected fuel balances and under-collected amounts arising under the eWNA program.  Please explain to us how the recognition is contemplated under ASC 980.  In this regard, we note that ASC 980 contemplates that rate actions of a

regulator can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, or impose a liability on a regulated enterprise.  Per ASC 980-405-40-1, actions of a regulator can eliminate a liability only if the liability was imposed by actions of the regulator.  Please explain how the liability was imposed by actions of the regulator.  We assume the majority of the deferred gain was generated prior to de-designation and would remain in AOCI until the related debt was terminated under ASC 815-30-40-4 for a non-regulated entity.  Please explain to us how accelerated recognition of other income from AOCI is permitted by this or other provision(s) of ASC 980.

Item 9A.  Controls and Procedures, page 151

2.  We note your disclosure that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SCANA in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to SCANA's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Please also tell us if your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  If so, please revise future filings to either include the entire definition of disclosure controls and procedures from Rule 13a-15(e) or 15d-15(e) or none of the definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.  You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief